June 18, 2019

Via Overnight Courier and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Burton

Lynn Dicker

Re:	Legacy Acquisition Corp.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 15, 2019

File No. 001-38296

Dear Mr. Burton and Ms. Dicker:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated June 14, 2019 (the “Comment Letter”), in respect of Legacy Acquisition Corp.’s (“we”, “our”, “us” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Commission on March 15, 2019.

The response to the Comment Letter is set forth below, with the paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comment has been reproduced below, together with our response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures, page 58

1.	We note that your Management’s Report on Internal Control over Financial Reporting does not provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, as required by Item 308(a)(2) of Regulation S-K. Please tell us the framework used by your management and revise the report in future filings to identify the framework used.

Response:

The Company acknowledges the Staff’s comment and notes that the Company’s management utilizes the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework and will include disclosure on the framework in future filings.

Thank you very much for your attention to this matter. We hope that the foregoing response addresses the issue raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact William C. Finn at (847) 209-0021 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ William C. Finn
William C. Finn
Chief Financial Officer

cc:	Edwin J. Rigaud, Chief Executive Officer
Penny J. Minna, Esq., DLA Piper LLP (US)